SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WEBMETHODS, INC.
(Name of Subject Company)
WEBMETHODS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108 (Common Stock)
(CUSIP Number of Class of Securities)
David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(703) 460-2500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster, LLP
1650 Tysons Blvd., Suite 400
McLean, Virginia 22102
(703) 760-7700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Software AG and webMethods: Leveraging the North American Platform and Accelerating Growth in SOA / BPM Investor Presentation - April 5, 2007 This presentation contains forward-looking statements based on beliefs of Software AG management. Such statements reflect current views of Software AG with respect to future events and results and are subject to risks and uncertainties. Actual results may vary materially from those projected here, due to factors including changes in general economic and business conditions, changes in currency exchange, the introduction of competing products, lack of market acceptance of new products, services or technologies and changes in business strategy. Software AG does not intend or assume any obligation to update these forward-looking statements.

Forward Looking Statement This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, webMethods' business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks and uncertainties that are beyond the control of Software AG and webMethods. Software AG and webMethods disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after this presentation has concluded.

Software AG to Acquire webMethods The transaction will establish leadership in the high growth SOA / BPM Market Major step towards stated goal of €1 billion Software Company

Transaction Rationale

Strategic	Financial
▪ Establishes leadership in high growth SOA / BPM market	▪ EPS neutral in 2007, strongly accretive thereafter
▪ Industry-leading product portfolio combining SOA Governance & Enablement, BPM and BAM, Application Integration, Legacy Modernization	▪ Significant scale benefits
▪ Strengthens US presence and size	▪ Potential synergies due to complementary nature of businesses
▪ webMethods' 1,500+ customers offer considerable cross-selling opportunities	▪ Major step towards stated goal of €1bn+ software company
▪ Complementary industry verticals expertise	▪ Adds to stable maintenance revenue stream
▪ Strengthens global Systems Integrator relationships	▪ Further guidance to be provided post-closing, once integration plans are finalized

Transaction positions Software AG as a leader in the SOA / BPM / Integration markets

Software AG and webMethods: Leadership Potential in the SOA / BPM Market

SOA: $9 billion Global Market by 2009 BPM: $2.6 billion Global Market by 2011 Major SOA / BPM market segments are: SOA Governance & Enablement Business Process Management Application Integration Legacy Modernization Application Composition Source about market potential: IDC

Transaction Will Create One of the Leading SOA/BPM Vendors Integration related global product* revenue (2005) Source: Gartner * Product revenues include license and maintenance streams $387m $156m $155m $122m $116m $102m $68m $60m $57m $57m $52m $34m $30m $24m $18m IBM Tibco Microsoft webMethods Oracle Sun Microsystems Sybase BEA Systems Axway (SOPRA) Sterling Commerce Vitria Software AG Hitachi Fujitsu-Siemens SAP $199m Software AG + webMethods

Software AG and webMethods: Complementary Product Portfolio and Go-to- Market Strategy

Software AG: At A Glance Leading Provider for SOA-Based Integration and Legacy Modernization Over 3,000 customers worldwide Forrester Wave: Software AG is leading Enterprise Service Bus Provider Financial Strength €483 million ($601 million) in annual revenue 2006 Highly profitable (EBIT margin 23% in 2006) Over €180 million ($224 million) net cash balance as of end of 2006 and continuous high cash generation Best Practice Methodologies Customer First Methodology SOA Value Assessment

webMethods: At A Glance Leading Business Integration and Optimization Provider 1,500 customers worldwide 10 of the Fortune 20; 100 of the Fortune 500 200 successful projects/quarter Leader Gartner Magic Quadrant, Integration Leader Forrester Wave, Integration-Centric BPMS Financial Profile Approximately $209 million in annual revenue Best Practice Methodologies Industry Business Case Development Global deployment process

Combination strengthens Vertical Industry Coverage Software AG webMethods Process industries Manufacturing Telecommunication Banking and Financial services Government Insurance Logistics Consumer goods manufacturing

Combined Partner Community

Forrester: Software AG and webMethods are Leaders in Integration-Centric Business Process Management Suites and ESB The Forrester Wave is copyrighted by Forrester Research, Inc. Forrester and Forrester Wave are trademarks of Forrester Research, Inc. The Forrester Wave is a graphical representation of Forrester's call on a market and is plotted using a detailed spreadsheet with exposed scores, weightings, and comments. Forrester does not endorse any vendor, product, or service depicted in the Forrester Wave. Information is based on best available resources. Opinions reflect judgment at the time and are subject to change. Source: The Forrester WaveTM: Integration-Centric Business Process Management Suites, Q4 '06" by Ken Vollmer and Henry Peyret.

SOA Governance BPM/BAM Application Composition Application Integration Legacy Modernization

Software AG and webMethods: Revenue Overview

Key Revenue Data (CY 2006) webMethods Software AG Business Line Crossvision Revenue (total) License Maintenance Professional Services $209m $76m $81m $52m €107.9m ($134m) €43.4m ($54m) €25.4m ($32m) €39.1m ($49m) Source: webMethods Software AG results as of 31.12.06: 1€=1,245$ Combined totals approximate based on rounding Combined $343m $130m $113m $101m

Revenue Structure License 32% Maintenance 42% Services 26% License 39% Maintenance 36% Services 25% License 38% Maintenance 37% Services 25% webMethods Software AG Combined Pre-merger revenue profiles are very similar Note: Estimates based on 2007 financials

Revenue by Region North America 62% Europe 26% RoW 12% North America 25% Europe 56% RoW 19% Software AG webMethods North America 33% Europe 50% RoW 17% Combined With acquisition, Software AG enhances position in critical North American market webMethods brings a large pool of SOA-related experts webMethods benefits from Software AG's strong position in Europe

Revenue by Business Line Software AG webMethods Combined SOA-related business of combined company will account for almost 50% of total revenue ETS 66% Crossvision 29% Other 5% Fabric 100% ETS 50% Crossvision / Fabric 46% Other 4%

Software AG and webMethods: Public Tender Offer and Summary

Software AG is Offering a 25.7% Premium Software AG's offer for webMethods is an all- cash transaction $9.15 $7.28 $8.00 Software AG's offer webMethods' prior day closing price* Median analyst target price** * Closing price as of Wednesday, April 4, 2007 ** Source: Thomson Financial 25.7% premium Shares outstanding: 56.8 million

Transaction Overview All-cash transaction Aggregate consideration of $546 million EPS neutral in 2007, strongly accretive thereafter Tender offer expected to start promptly Transaction expected to close by end of June 2007 Delisting of webMethods is intended thereafter

Summary webMethods strengthens Software AG's presence in the critical US market webMethods will bring Software AG a fully owned and leading BPM/BAM solution and industry-leading SOA product suite Adds 1,500 customers with significant cross-selling potential webMethods brings a large pool of SOA-related experts Transaction is strongly EPS accretive from 2008 onwards Software AG's next milestone: reach €1 billion revenue target

Important Information The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this presentation when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission ("SEC"). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.